WANGER ADVISORS TRUST

227 West Monroe Street, Suite 3000

Chicago, Illinois 60606

April 19, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Wanger Advisors Trust
Registration Nos. 33-83548; 811-08748

Ladies and Gentlemen:

On behalf of Wanger Advisors Trust (the “Trust”), a registered investment company under the Investment Company Act of 1940, we are transmitting herewith for filing pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934 the definitive notice of special meeting, proxy statement and additional soliciting materials in connection with a special meeting of shareholders of the series of the Trust (the “Funds”). The special meeting is to be held on May 27, 2010.

On September 29, 2009, Bank of America, N.A., the indirect parent company of Columbia Wanger Asset Management, L.P. (“Columbia WAM”), entered into an agreement to sell a portion of the asset management business of Columbia Management Group, LLC (“CMG”) to Ameriprise Financial, Inc. (“Ameriprise”) (the “Transaction”). The Transaction includes, among other things, the sale of certain parts of the asset management business of CMG, including 100% of Columbia WAM. Columbia WAM provides investment advisory and other services to the Funds. The Transaction is subject to certain approvals and other conditions to closing, and is currently expected to close in the spring of 2010 (the “Closing”). The Closing will cause the current investment advisory agreement between Columbia WAM and the Funds to terminate. Additionally, in connection with the settlement order with the Securities and Exchange Commission on matters relating to mutual fund trading dated February 9, 2005, the Funds have voluntarily undertaken to, commencing in 2005 and not less frequently than every fifth calendar year thereafter, hold a meeting of shareholders at which the board of trustees will be elected. The last shareholder meeting to elect the board of trustees was held in 2006. In connection with these matters, shareholder proxies are being solicited for the Funds to consider and vote on: (i) a proposed investment advisory agreement for the Funds with Columbia WAM, which will become a subsidiary of Ameriprise; and (ii) the election of trustees to the Trust’s board of trustees. Proxy materials are expected to be mailed to shareholders on or about April 21, 2010.

If you have any questions, please contact me at (617) 772-3265.

Very truly yours,

/s/ Peter T. Fariel

Peter T. Fariel

Assistant Secretary